SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Hayward Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

421298100
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 421298100	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Alberta Investment Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Alberta, Canada

	5	SOLE VOTING POWER:

		0
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		0
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		0
	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

FI

CUSIP No. 421298100	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

Hayward Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

1415 Vantage Park Drive

Suite 400 Charlotte, NC 28203

Item 2(a).	Name of Person Filing

Alberta Investment Management Corporation (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

1600 - 10250 101 Street NW

Edmonton, Alberta T5J 3P4

Canada

Item 2(c).	Citizenship

The Reporting Person is organized under the laws of Alberta, Canada.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number

421298100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: See Item 9 on page 2.

(b)	Percent of Class: See Item 11 on page 2.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on page 2.

(ii)	shared power to vote or to direct the vote: See Item 6 on page 2.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on page 2.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on page 2.

CUSIP No. 421298100	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 421298100	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

ALBERTA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Matthew Synnott
	Name:	Matthew Synnott
	Title:	Associate General Counsel